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                                                               EXHIBIT (a)(1)(x)











                  PRESS RELEASE BY ORIG DATED DECEMBER 18, 2001
          ANNOUNCING THAT THE OFFER TERMINATED AS OF DECEMBER 13, 2001.












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         Louisville, Kentucky December 18, 2001. ORIG, LLC announced today that the issuer tender offer for up to 4,000 Limited Partnership Interests in NTS-Properties IV, which commenced on August 13, 2001, 2001, as amended on August 27, 2001, September 27, 2001, October 30, 2001, November 9, 2001,
November 27, 2001, and expired on December 13, 2001.

         The final results of the Offer are as follows: As of December 13, a total of 2,163 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase up to 4,000 Interests, and all 2,163 Interests tendered were accepted by the Offeror, without proration. ORIG, LLC purchased 2,163 Interests at a price of $230.00 per Interest.